December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HW Electro Co., Ltd.
Post-Effective Amendment No. 2 to Registration Statement on Form F-1, as amended
File No. 333-287112
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), WestPark Capital, Inc. and American Trust Investment Services, as the representatives of the several underwriters, hereby join in the request of HW Electro Co., Ltd. for acceleration of the effective date of the above-referenced post-effective amendment to the registration statement on Form F-1, as amended (the “Amendment”), so that it becomes effective as of 4:00 p.m. Eastern Time on Wednesday, December 31, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

WESTPARK CAPITAL INC
on behalf of itself and as a representative of the Underwriters

By:	/s/ Jason Stern
Name:	Jason Stern
Title:	Chief Operating Officer

AMERICAN TRUST INVESTMENT SERVICES
on behalf of itself and as a representative of the Underwriters

By:	/s/ Kristopher Kessler
Name:	Kristopher Kessler
Title:	Managing Partner

[Signature Page to Underwriter’s Acceleration Request]